

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 27, 2008

via U.S. mail and facsimile

Mr. Angelo Brisimitzakis
President and Chief Executive Officer
Compass Minerals International, Inc.
9900 West 109th Street, Suite 600
Overland Park, KS 66210

      Re: Compass Minerals International, Inc.
             Form 10-K for Fiscal Year Ended December 31,2007
             Filed February 22, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed April 4, 2008
             Form 10-Q for Fiscal Quarter Ended March 31, 2008
             Filed April 29, 2008
             File No. 1-31921

Dear Mr. Brisimitzakis:

      We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A filed April 4, 2008

Please confirm in writing that you will comply with comments 1-7 in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Compensation Discussion & Analysis, page 16

Elements of Compensation, page 19

Annual Incentive Compensation Plan, page 19

Personal Performance Goals, page 19

1.   We note your disclosure that twenty percent of each named executive officer's
        annual incentive plan award target amount is based on personal performance, and
        that personal performance objectives are both quantitative and qualitative. Please
        disclose the specific personal performance goals or objectives for each of the
        named executive officers in fiscal 2007. See Item 402(b)(2)(vii).

        Similarly, please disclose the specific "performance hurdle" established by your
        compensation committee in connection with your long-term equity incentive
        awards for fiscal 2007.

        To the extent you believe that disclosure of the individual performance goals with
        respect to your annual incentive plan award or disclosure of the "performance
        hurdle" in connection with your long-term equity incentive awards is not required
        because such disclosure would result in competitive harm such that it could be
        excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on
        a supplemental basis a detailed explanation supporting your conclusion. Please
        also note that to the extent disclosure of the performance-related factors would
        cause competitive harm, you are required to discuss how difficult it will be for
        you to achieve the target levels or other factors.

2.   Please disclose how the compensation committee applied its consideration of the
        personal performance of each named executive officer when determining his 2007
        annual incentive plan award.

Long-Term Equity Incentives, page 21

3.   Please clarify whether your compensation committee considered factors other
        than the "performance hurdle" in determining the number of stock options and
        restricted stock units to grant to each named executive officer in fiscal 2007. If
        applicable, please disclose any such other factors.

Director Compensation, page 30

4.   With respect to the stock awards granted to each director for fiscal 2007, please
        disclose by footnote to the appropriate column in your director compensation

table the grant date fair value of each such award computed in accordance with
FAS 123R. See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

5.   Please disclose by footnote to the appropriate column in your director
compensation table the aggregate number of stock awards and the aggregate
number of option awards, if any, outstanding at fiscal year end. See the
Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

6.   Please disclose the assumptions made in the valuation of the shares of common
stock granted to each director for fiscal 2007. See Instruction to Item 402(k) and
Instruction to Item 402(c)(2)(v) and (vi).

7.   Please disclose as narrative to your director compensation table the material terms
of your directors' deferred compensation plan. See Item 402(k)(3) of Regulation
S-K. For example, we note the disclosure set forth in footnote 11 to your
financial statements in your annual report on Form 10-K for your fiscal year
ended December 31, 2007 regarding the conversion of deferred fees into units
equivalent to the value of your common stock, the distribution of such units
following resignation from the board, and the related entitlement to additional
dividends in the form of units.

Quarterly report on Form 10-Q for the quarter ended March 31, 2008

Controls and Procedures, page 15

Evaluation of Disclosure Controls and Procedures, page 15

8.   We note your disclosure regarding the conclusions of your officers regarding the
effectiveness of your disclosure controls and procedures as of March 31, 2008. In
future filings, please disclose, if true, that your officers concluded that your
controls and procedures were effective to ensure that information required to be
disclosed in the reports that you file and submit under the Exchange Act is
recorded, processed, summarized and reported within the time periods specified
in the Commission's rules and forms, rather than "as and when required." In
addition, in future filings, please revise to clarify, if true, that your officers
concluded that your disclosure controls and procedures are also effective to
ensure that information required to be disclosed in the reports that you file or
submit under the Exchange Act is accumulated and communicated to your
management, including your chief executive officer and chief financial officer, to
allow timely decisions regarding required disclosure. See Exchange Act Rule
13a-15(e).

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Laura Nicholson at (202) 551-3584 or, in her absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Karney
        L. Nicholson